FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                15 September 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


               International Power Notes Rating Downgrade of
          ANP Funding I Credit Facility by Moody's Rating Agency


(London - Monday, 15 September 2003) International Power notes rating downgrade by Moody's on 12 September 2003 of the ANP Funding I, LLC credit facility from Baa3 (investment grade) to Ba3 (non-investment grade). The Company's overall corporate credit rating remains unchanged at Ba3, the same level since International Power's inception in October 2000.


The ANP credit facility was raised in June 2001 to finance International Power's 3,890 MW merchant power plant construction programme in the US. The construction programme was fully completed in December 2002 and the debt is not due to mature until June 2006.


In light of the tough pricing conditions in North America, a possible rating change of the ANP facility has been anticipated by International Power for some time, and provisions have been made within the group's funding headroom to manage any new collateral requirements as a result of this downgrade.


For further information: -

Media contact:
Aarti Singhal
+44 (0)20-7320-8681

Investor contact:
Grant Jones
+ 44 (0)20-7320-8619


Notes to Editors: -

As at 30 June 2003, the outstanding ANP Funding debt totalled GBP615 million.

International Power plc is a global independent power producer with 10,990MW
(net) in operation and 610MW (net) under construction. Among the countries where International Power has facilities in operation are Australia, the United States, the United Kingdom, the Czech Republic, Oman, the UAE, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created in October 2000 and its shares are traded on the London Stock Exchange, and as ADRs on the New York Stock Exchange under the ticker symbol "IPR".





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary